CUSIP NO. 19249H103	13D	Page 1 of 13

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)*

Coherus BioSciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

19249H103

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA 94063

(650) 463-5243

November 6, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 19249H103	13D	Page 2 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Venture Partners VII, L.P. (“SVP VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,893,221 shares, except that Sofinnova Management VII, L.L.C. (“SM VII”), the general partner of SVP VII, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”) and Eric P. Buatois (“Buatois”), the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,893,221 shares, except that SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,893,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%
14	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 19249H103	13D	Page 3 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Sofinnova Management VII, L.L.C. (“SM VII”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

2,893,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared power to vote these shares.

	8	SHARED VOTING POWER See response to row 7.
	9

SOLE DISPOSITIVE POWER

2,893,221 shares, all of which are owned directly by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, Healy and Buatois, the managing members of SM VII, may be deemed to have shared dispositive power over these shares.

	10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,893,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%
14	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 19249H103	13D	Page 4 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Powell, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Powell, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,893,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 5 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION	U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 93,835 shares (including 93,743 shares that are subject to stock options exerciseable by Healy within 60 days of the date of this filing).
	8

SHARED VOTING POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Healy, a managing member of SM VII and a director of the Issuer, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER 93,835 shares (including 93,743 shares that are subject to stock options exerciseable by Healy within 60 days of the date of this filing).
	10

SHARED DISPOSITIVE POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Healy, a managing member of SM VII and a director of the Issuer, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,987,056
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	5.0%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 6 of 13

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Eric P. Buatois (“Buatois”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. permanent resident

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8

SHARED VOTING POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole voting power, and Buatois, a managing member of SM VII, may be deemed to have shared voting power to vote these shares.

	9	SOLE DISPOSITIVE POWER -0-
	10

SHARED DISPOSITIVE POWER

2,893,221 shares, all of which are directly owned by SVP VII. SM VII, the general partner of SVP VII, may be deemed to have sole dispositive power, and Buatois, a managing member of SM VII, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,893,221
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	4.8%
14	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 19249H103	13D	Page 7 of 13

Statement on Schedule 13D

This Amendment No. 3 (“Amendment No. 3”) amends and restates the Statement on Schedule 13D initially filed on November 14, 2014 and amended on September 7, 2016 and September 6, 2017 (as amended, the “Original Schedule 13D”) on behalf of Sofinnova Venture Partners VII, L.P., a Delaware limited partnership (“SVP VII”), Sofinnova Management VII, L.L.C., a Delaware limited liability company (“SM VII”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Eric P. Buatois (“Buatois” and collectively with SVP VII, SM VII, Powell, and Healy, “Reporting Persons” relating to the beneficial ownership of common stock, par value $0.0001 per share (“Common Stock”), of Coherus BioSciences, Inc., a Delaware corporation (“Issuer”). This Amendment No. 3 is being filed to reflect that the Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock.

ITEM 1.	SECURITY AND ISSUER.

(a)       The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)       The Issuer’s principal executive offices are located at 201 Redwood Shores Parkway, Suite 200, Redwood City, California 94065.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)       The persons and entities filing this Schedule 13D are SVP VII, SM VII, Powell, Healy, and Buatois. SM VII, the general partner of SVP VII, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP VII. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy.

(b)      The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)       The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP VII is to make investments in private and public companies, and the principal business of SM VII is to serve as the general partner of SVP VII. Powell, Healy and Buatois are the managing members of SM VII. Healy is a director of the Issuer.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       SVP VII is a Delaware limited partnership. SM VII is a Delaware limited liability company. Powell and Healy are U.S. citizens. Buatois is a U.S. permanent resident.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In February 2014, in consideration of the Issuer’s acquisition of InteKrin Therapeutics, Inc., of which SVP VII and Healy were shareholders, the Issuer issued 384,393 shares of Series B convertible preferred stock of the Issuer to SVP VII and 47 shares of Series B convertible preferred stock of the Issuer to Healy. In connection with such acquisition, the Issuer assumed a convertible note of InteKrin payable to SVP VII, which was concurrently paid off by issuing 243,841 shares of Series B convertible preferred stock of the Issuer with a fair value of $1.0 million, as valued in such merger.

CUSIP NO. 19249H103	13D	Page 8 of 13

In February 2014, SVP VII purchased from a third party an aggregate of 716,857 shares of Series B convertible preferred stock of the Issuer for a purchase price of $6.97 per share, or $4,999,999 in the aggregate.

On February 12, 2014, Healy was granted an option to purchase up to 29,994 shares of the Issuer’s Common Stock. A portion of the shares underlying this option are vested and exercisable as of the date of grant. The original vesting schedule is as follows: the underlying shares subject to the option vest and become exercisable in successive, equal monthly installments over four years measured from February 12, 2014, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

In March 2014, SVP VII purchased from a third party an aggregate of 134,973 shares of Common Stock for a purchase price of $1.67 per share, or $225,000 in the aggregate.

In May 2014, SVP VII purchased from a third party an aggregate of 501,799 shares of Series B convertible preferred stock of the Issuer for a purchase price of $8.75 per share, or $4,391,625 in the aggregate.

In May 2014, SVP VII acquired from the Issuer an aggregate of 149,970 shares of Series C convertible preferred stock of the Issuer at a price of $10.002 per share, or $1,500,000 in the aggregate.

On October 10, 2014, the Issuer’s Board of Directors approved the filing of an amendment to the Issuer’s certificate of incorporation to reflect a 1-for-1.667 reverse stock split (the “Reverse Stock Split”). All information in this Schedule 13D related to the number of shares, price per share and per share amounts of stock, and shares issuable under stock options and warrants have been retroactively adjusted to reflect this Reverse Stock Split for all periods presented.

In connection with the Issuer’s initial public offering of Common Stock, which closed on November 12, 2014 (“Offering”), the shares of Series B convertible preferred stock previously acquired by certain of the Reporting Persons were converted into Common Stock on a 1 for 1 basis.

In connection with the Offering, the shares of Series C convertible preferred stock previously acquired by certain of the Reporting Persons were converted into Common Stock on a 1 for 1 basis.

SVP VII purchased 425,926 shares of the Common Stock at $13.50 per share in the Offering, or $5,750,001 in the aggregate.

On March 10, 2015, Healy and SVP VII became entitled to receive 12 shares and 96,098 shares of Issuer's common stock, respectively, pursuant to the release of shares from escrow pursuant to the terms and conditions of that certain Agreement and Plan of Merger by and among Issuer, Coherus Intermediate Corp., Coherus Acquisition Corp., InteKrin Therapeutics Inc. ("InteKrin") and Fortis Advisors LLC, dated as of January 8, 2014 ("Merger Agreement"), pursuant to which Issuer acquired InteKrin. The shares issued to Healy and SVP VII had been held in escrow for satisfaction to the indemnification obligations of the former stockholders of InteKrin to Issuer. The release of the shares issued to Healy and Reporting Person by the escrow agent was executed on March 10, 2015 upon determination by the escrow agent under the Merger Agreement, stockholders' representative under the Merger Agreement and transfer agent to Issuer that all conditions for such release had been satisfied.

On March 18, 2015, Healy and SVP VII became entitled to receive 33 shares and 239,364 shares of Issuer's common stock, respectively, pursuant to an "earn out" provision included in the Merger Agreement. The Merger Agreement provided that stockholders of InteKrin would receive additional shares of Issuer's common stock, for no additional consideration, upon the first dosing of a patient with INT 131 (the "Milestone"). The Milestone occurred on March 6, 2015, and as a result an earn out payment of an aggregate of 358,384 shares of Issuer's common stock was executed by the escrow agent and transfer agent on March 18, 2015 upon determination that all conditions for such release had been satisfied.

On April 1, 2015 Healy was granted a stock option to buy 20,000 shares of Issuer’s Common Stock at $29 per share. The underlying shares subject to the option vest and become exercisable as to 1/48th of the total number of shares subject to the option in successive, equal monthly installments measured from April 1, 2015, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

CUSIP NO. 19249H103	13D	Page 9 of 13

On April 1, 2015 Healy was granted a stock option to buy 25,000 shares of Issuer’s Common Stock at $29 per share. Such option was granted to Healy pursuant to his position as Chairman of the Compensation Committee. The underlying shares subject to the option vest and become exercisable as to 1/48th of the total number of shares subject to the option in successive, equal monthly installments measured from April 1, 2015, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

On May 24, 2016 Healy was granted a stock option to buy 10,000 shares of Issuer’s Common Stock at $18.28 per share. The underlying shares subject to the option vest and become exercisable as to 1/12th of the total number of shares subject to the option in successive, equal monthly installments measured from May 24, 2016, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

On May 17, 2017 Healy was granted a stock option to buy 20,000 shares of Issuer’s Common Stock at $23.80 per share. The underlying shares subject to the option vest and become exercisable as to 1/12th of the total number of shares subject to the option in successive, equal monthly installments measured from May 17, 2017, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

On February 2, 2018 Healy was granted a stock option to buy 20,000 shares of Issuer’s Common Stock at $10.05 per share. The underlying shares subject to the option vest and become exercisable as to 1/12th of the total number of shares subject to the option in successive, equal monthly installments measured from February 1, 2018, subject to Healy’s continued service relationship with the Issuer on each such vesting date.

The source of the funds for all purchases by the Reporting Persons was from working capital.

No part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.

SVP VII entered into a sales plan that complies with Rule 10b5-1 under the Exchange Act with J.P. Morgan Securities LLC on August 23, 2017 (the “2017 Rule 10b5-1 Plan”), incorporated herein as Exhibit F. Pursuant to the Rule 10b5-1 Plan, up to a certain number of shares of Common Stock may be sold by SVP VII over a set period of time, provided that the terms and conditions of the 2017 Rule 10b5-1 Plan are met.

Except as set forth above, the Reporting Persons have no other plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)     Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 59,840,467 shares of Common Stock outstanding as of December 31, 2017 as reported on Form S-3 filed by the Issuer on January 25, 2018.

CUSIP NO. 19249H103	13D	Page 10 of 13

(c)       Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d)       Under certain circumstances set forth in the limited partnership agreement of SVP VII, the general partner and limited partners of SVP VII may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)       The Reporting Persons ceased to be beneficial owners of more than five percent of the Issuer’s Common Stock on November 6, 2017.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors are entitled to the registration of their shares, including demand and piggyback registration rights, as more fully described in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014 (the “Prospectus”) and incorporated herein by reference.

In connection with the acquisition of the preferred stock of the Issuer, the Reporting Persons and certain other investors entered into a voting agreement, entitling such parties to designate a director to the Issuer’s board of directors, and a right of first refusal and co-sale agreement, providing for rights of first refusal and co-sale relating to the shares of Common Stock held by certain key holders of the Common Stock. Each such voting agreement and such right of first refusal and co-sale agreement automatically terminated upon the closing of the Offering Each such voting agreement and such right of first refusal and co-sale agreement is more fully described in the Prospectus and incorporated herein by reference.

Healy, in his capacity as a director of the Issuer, and along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus and incorporated herein by reference.

On February 12, 2014, Healy was granted an option to purchase up to 29,994 shares of the Issuer’s Common Stock. A portion of the shares underlying this option are vested and exercisable as of the date hereof. The original vesting schedule is as follows: the underlying shares subject to the option vest and become exercisable in successive, equal monthly installments over four years measured from February 12, 2014, subject to Healy’s continued service relationship with the Issuer on each such vesting date. The Issuer’s stock option plans are more fully described in the Prospectus and incorporated herein by reference.

In connection with the Issuer’s initial public offering, the Reporting Persons and certain other persons entered into a lock-up agreement and agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of Common Stock or such other securities, without the prior written consent of J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC for a period of 180 days from the date of the Prospectus, subject to certain exceptions. Such lock-up period is more fully described in the Prospectus and incorporated herein by reference.

SVP VII entered into a sales plan that complies with Rule 10b5-1 under the Exchange Act with J.P. Morgan Securities LLC on August 26, 2016 (the “2016 Rule 10b5-1 Plan”), incorporated herein as Exhibit E. Pursuant to the 2016 Rule 10b5-1 Plan, up to a certain number of shares of Common Stock may be sold by SVP VII over a set period of time, provided that the terms and conditions of the 2016 Rule 10b5-1 Plan are met. SVP VII terminated the 2016 Rule 10b5-1 Plan effective on the close of business on August 23, 2017.

CUSIP NO. 19249H103	13D	Page 11 of 13

SVP VII entered into a sales plan that complies with Rule 10b5-1 under the Exchange Act with J.P. Morgan Securities LLC on August 23, 2017, incorporated herein as Exhibit F. Pursuant to such Rule 10b5-1 Plan, up to a certain number of shares of Common Stock may be sold by SVP VII over a set period of time, provided that the terms and conditions of such Rule 10b5-1 Plan are met.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing filed with the Original Schedule 13D as Exhibit A is incorporated herein by reference.
EXHIBIT B	Power of Attorney filed with the Original Schedule 13D as Exhibit B is incorporated herein by reference.
EXHIBIT C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014.
EXHIBIT D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 25, 2014.
EXHIBIT E	Rule 10b5-1 Sales Plan between SVP VII and J.P. Morgan Securities LLC, dated August 26, 2016 filed with Amendment No. 1 to this Schedule 13D on September 7, 2016 and incorporated herein by reference.
EXHIBIT F	Rule 10b5-1 Sales Plan between SVP VII and J.P. Morgan Securities LLC, dated August 23, 2017 filed with Amendment No. 2 to this Schedule 13D on September 6, 2017 and incorporated herein by reference.

CUSIP NO. 19249H103	13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2018

SOFINNOVA VENTURE PARTNERS VII, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT VII, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
ERIC P. BUATOIS

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 19249H103	13D	Page 13 of 13

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing filed with the Original Schedule 13D as Exhibit A is incorporated herein by reference.
B	Power of Attorney filed with the Original Schedule 13D as Exhibit B is incorporated herein by reference.
C	Form of Indemnification Agreement for Directors and Officers, the form is incorporated herein by reference to Exhibit 10.13 to the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2014.
D	Form of Lock-Up Agreement entered into by and among the Issuer, the underwriters and certain others, the form is incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed with the SEC on September 25, 2014.
E	Rule 10b5-1 Sales Plan between SVP VII and J.P. Morgan Securities LLC, dated August 26, 2016 filed with Amendment No. 1 to this Schedule 13D on September 7, 2016 and incorporated herein by reference.
F	Rule 10b5-1 Sales Plan between SVP VII and J.P. Morgan Securities LLC, dated August 23, 2017 filed with Amendment No. 2 to this Schedule 13D on September 6, 2017 and incorporated herein by reference.